Exhibit 2

FOR IMMEDIATE RELEASE

Affimed Presents Additional Data on Combination of AFM13 with Checkpoint Inhibitors at ASH

-- Data Indicate AFM13 / anti-PD-1 Combination Stimulates Innate and Adaptive Immune System Crosstalk --

Heidelberg, Germany, Dec 6, 2015 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today presented preclinical data on the potency and efficacy of the combination of the Company’s NK-cell-engaging TandAb, AFM13, with various checkpoint inhibitors, including further data with a marketed anti-PD-1 agent, at the 57th annual American Society of Hematology (ASH) conference in Orlando, Florida.

Results showed that AFM13, the Company’s CD30/CD16A TandAb, in combination with anti-PD-1 therapy demonstrated the most impressive synergy of the checkpoint inhibitors tested in the study. Specifically, the data showed that AFM13 rapidly enriches the tumor microenvironment with NK-cells and this enrichment is subsequently followed by tumor infiltration of cytotoxic T lymphocytes (CTLs). In contrast, single-agent anti-PD-1 treatment had only a minor effect on CTL infiltration and, unsurprisingly, the number of NK-cells was not increased. Importantly, when AFM13 and anti-PD-1 were co-administered, both the NK-cell and CTL infiltration were further enhanced. In addition, further corroborating the observed efficacy, the combination of AFM13 and anti-PD-1 showed a substantial increase in cytokines, such as interferon gamma, within the tumor.

“These findings are remarkable because they demonstrate that our NK-cell-engaging TandAbs may have the unique ability to trigger the body’s natural immune cascade,” said Adi Hoess, CEO of Affimed. “We look forward to seeing more mature data from ongoing studies as well as generating new data for AFM13 in 2016 to confirm these initial exciting results.”

Interim data from the ongoing Phase 2 monotherapy study of AFM13 in relapsed/refractory Hodgkin lymphoma are expected in the second quarter of 2016, with full data on the primary endpoint by year-end 2016. In addition, the first combination study of AFM13 plus anti-PD-1 is on track to start in the first half of 2016. A translational study of AFM13 in CD30+ lymphoma patients with cutaneous manifestation is expected to begin in the near-term.

About AFM13

AFM13 is a first-in-class bispecific NK-cell TandAb®, which binds NK-cells (Natural Killer cells) specifically via CD16A and has a second binding domain for CD30, a cancer-specific target. CD16A is expressed on NK-cells, highly potent cytotoxic effector cells of the innate immune system, enabling AFM13 to selectively bind these effector cells. AFM13 redirects the NK-cells to CD30-expressing cancer cells and binds both targets with high affinity, establishing a bridge whereby the NK-cells are activated and redirected to kill the cancer cells. AFM13 is designed to treat CD30-positive malignancies including Hodgkin lymphoma (HL) and T-cell lymphoma (TCL) and is currently in Phase 2 studies in HL patients. Like all TandAbs®, AFM13 is a stable, off-the-shelf, targeted immunotherapeutic which does not require continuous infusion due to a favorable half-life in a patient’s bloodstream, yet is tunable by dosing adjustment when required. This highly specific NK-cell antibody and the related bispecific platform are unique to Affimed.

About NK-Cell TandAbs, T-Cell TandAbs and Trispecific Abs

Affimed develops TandAbs and Trispecific Abs to substantially increase the efficacy, specificity and/or extend the therapeutic window of current therapeutics. TandAbs and Trispecific Abs are a new generation of proprietary, tumor-cell engaging antibodies with a tetravalent architecture characterized by four binding domains. These tetravalent molecules bind to tumor and immune cells with high affinity. Although generation of such complex antibodies is very challenging, Affimed has succeeded in producing them economically and at high quality.

Leveraging this expertise, Affimed has implemented three platform technologies:

•	Bispecific TandAbs engaging NK-cells (via CD16A)

•	Bispecific TandAbs engaging T-cells (via CD3)

•	Trispecific Abs engaging either NK- or T- cells

Affimed’s TandAbs have already demonstrated promising signs of therapeutic activity in patients and robust and efficient production processes for these highly stable molecules have been established in mammalian cell systems. Affimed’s Trispecific Abs, which target two distinct tumor epitopes and engage T- or NK-cells to lyse the tumor cells that express both targets, are validated preclinically.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Affimed N.V.

Caroline Stewart, Head IR & Communication
Phone: +1 347394 6793
E-Mail: IR@affimed.com or c.stewart@affimed.com

Media requests:

Anca Alexandru or Gretchen Schweitzer

MacDougall Biomedical Communications

Phone: +49 89 2424 3494 or

+49 172 861 8540

E-Mail: gschweitzer@macbiocom.com